VIA EDGAR

March 12, 2010

William J. Kotapish, Esq.

Chief, Office of Insurance Products

Division of Investment Management

The United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549-8629

RE:                          Separate Account II of Integrity Life Insurance Company

Response to comments on Post Effective Amendment Number 33 to Registration Statement File Numbers 033-51268 and 811-07134 filed February 19, 2010

Dear Mr. Kotapish:

This letter is in response to comments from the staff of the Securities and Exchange Commission (“Commission”) received on March 5, 2010 on Post-Effective Amendment Number 33 to the above referenced registration statement of Integrity Life Insurance Company (Integrity).  The staff’s comments are restated below.

1.               On page 12 of the prospectus, in the first sentence under “How your Contract is Taxed,” remove the word “Internal.”

2.               On page 36 of the prospectus, embolden the next to last sentence under “Guaranteed Lifetime Income Advantage Rider.”

3.               On page 39 of the prospectus, embolden the first sentence under “GLIA Investment Strategies.”

4.               In Part C, item 24(b) 13, add the names of the directors whose Powers of Attorney are referenced.

5.               In Part C, item 32, clarify that it is the Registrant and Depositor that are providing the undertaking pursuant to Section 26(f) of the Investment Company Act of 1940.

Each of the changes, additions and clarifications listed in numbers 1-5 above will be included in a post-effective amendment to this registration statement to be filed with the Commission on or about April 23, 2010.

In connection with the forgoing we acknowledge that: (i) Integrity is responsible for the adequacy and accuracy of the disclosure in its registration statements; (ii) the comments of the Commission’s staff, or changes to disclosures in the registration statements in response to the comments of the Commission’s staff does not foreclose the Commission from taking any action with respect to the registration statements; and (iii) Integrity may not assert the comments of the

Commission’s staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 513-629-1854 if you need anything further or have any questions.  Thank you.

Sincerely,

/s/ Rhonda S. Malone
Rhonda S. Malone
Counsel – Securities
Western & Southern Financial Group, Inc.

c:	Michelle Roberts, Esq.
Michael Berenson, Esq.
Kevin L. Howard, Esq.